UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES ACT OF 1934
For the month of May, 2006
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ANNUAL INFORMATION UPDATE (AIU)
FOR IONA TECHNOLOGIES PLC
In compliance with
Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005)
12th May 2006
1. Annual Information Update
IONA Technologies PLC (the “Company”) published its Annual Report on Form 20-F on 19th April 2006. This annual information document has been prepared by the Company in accordance with the provisions of Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 and has been submitted to the Irish Stock Exchange for filing with the Irish Financial Services Regulatory Authority (the Financial Regulator) in accordance with the provisions of the Prospectus Rules issued by the Financial Regulator.
The Company is also publishing the AIU via the Regulatory Information Service today and making it available in the Investor Relations section of its website www.iona.com.
2. List of Announcements and Filings
The following is a list of all announcements and filings of a regulatory nature, i.e. as prescribed by the rules of the markets on which the securities are admitted to trading, in the previous 12 months, together with the date of the release.
This includes all announcements and filings made under the rules of the Irish Stock Exchange (“ISE”) and the NASDAQ markets. This also includes all Companies Registration Office (“CRO”) filings during the period, which are listed separately from the market filings.
ISE/NASDAQ Announcements/Filings

Date	Announcement/Filing
19/04/2005	Director Shareholding
28/04/2005	Director Shareholding
06/05/2005	Director Shareholding x 5
20/05/2005	Annual Report on Form 20-F
23/05/2005	Annual Report on Form 20-F
07/06/2005	Holding in Company
08/06/2005	Holding in Company — Replace
14/06/2005	Resignation of CFO Announcement
14/06/2005	Brochure of Particulars
30/06/2005	First Quarter 2005 Report of Foreign Private Issuer
01/07/2005	Second Quarter 2005 Preliminary Results Announcement
13/07/2005	Notice of AGM and Proxy Statement

13/07/2005	Directors’ Report and Consolidated Financial Statements For Year Ended December 31, 2004
14/07/2005	Second Quarter 2005 Results Announcement
20/07/2005	Holding in Company
21/07/2005	Notice of AGM and Proxy Statement
21/07/2005	Directors’ Report and Consolidated Financial Statements For Year Ended December 31, 2004
21/07/2005	Director Shareholding x 2
22/07/2005	Director Shareholding x 2
27/07/2005	Holding in Company
05/08/2005	Holding in Company
08/08/2005	Holding in Company
25/08/2005	Holding in Company
30/08/2005	Second Quarter 2005 Report of Foreign Private Issuer
01/09/2005	G1P Special Resolution
05/10/2005	Holding in Company
20/10/2005	Third Quarter 2005 Results Announcement
25/10/2005	Holding in Company
27/10/2005	Director/PDMR Shareholding x 4
02/11/2005	Director/PDMR Shareholding x 4
14/11/2005	Third Quarter 2005 Report of Foreign Private Issuer
08/12/2005	Holding in Company
20/01/2006	Holding in Company
26/01/2006	First Quarter 2005 Results Announcement
08/02/2006	Director/PDMR Shareholding x 2
09/02/2006	Director/PDMR Shareholding x 2
13/02/2006	Director/PDMR Shareholding
15/02/2006	Director/PDMR Shareholding
23/02/2006	Holding in Company
24/02/2006	Director/PDMR Shareholding
27/02/2006	Appointment of CFO Announcement
01/03/2006	Holding in Company
02/03/2006	Notice Pursuant to NASDAQ Marketplace Rule 4803(a) Announcement
15/03/2006	Holding in Company
Companies Registration Office Filings

Date	Filing
18/04/2005	B5N Allotment of Shares
14/07/2005	B10 Change in Dirs/Sec x 3
28/07/2005	B5N Allotment of Shares x 4
31/08/2005	G1P Special Resolution
31/08/2005	B5N Allotment of Shares
05/09/2005	B1 Annual Return & Accounts
10/10/2005	B5N Allotment of Shares
13/10/2005	B10 Change in Dirs/Sec
28/10/2005	B5N Allotment of Shares x 11
01/11/2005	B5N Allotment of Shares
28/11/2005	B5N Allotment of Shares
27/01/2006	B5N Allotment of Shares
20/03/2006	B5N Allotment of Shares x 2
23/03/2006	B5N Allotment of Shares

3. Availability of the full text of the Announcements/Filings
All announcements prescribed by and released pursuant to the Listing Rules of the ISE will be available from the ISE or on their website (www.ise.ie). NASDAQ filings will be available on the EDGAR website (http://www.sec.gov/edgar.shtml). Copies of any filings made with the CRO will be available from the CRO (www.cro.ie).
4. Accuracy of the Information
The information referred to in this update was up to date at the time the information was published but some information may now be out of date.
For further information please contact:
IONA Technologies PLC
Dónal Moriarty
Corporate Counsel
+353 1 637 2000

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: May 15, 2006	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer